Exhibit 99.2

Adjusted EBITDA¹ in 2Q18 of R$1,449/ton, leading the industry

São Paulo, August 9, 2018. Suzano Papel e Celulose (B3: SUZB3), one of the largest integrated pulp and paper producers in Latin America, announces today its consolidated results for the second quarter of 2018 (2Q18).

MAIN HIGHLIGHTS

•	Operating Cash Generation[2] and Adjusted EBITDA² set new records in the quarter: R$1.28 billion and R$1.57 billion, respectively.

•	Strong performance in the pulp segment, supported by the effect from exchange variation: adjusted EBITDA1/ton of R$1,646/ton (+59.4% on 2Q17).

•	Marginal increase in cash cost in LTM: R$593/ton, 0.8% higher than in LTM to 2Q17.

•	Solid results and new increases in paper prices in both the domestic and international markets: adjusted EBITDA1/ton of R$892/ton (+25.8% on 2Q17).

•	Truck drivers’ strike: production loss of approximately 80,000 tons of market pulp and of approximately 25,000 tons of paper in 2Q18, which adversely affected sales.

•	Investments: conclusion of the acquisition of around 9,500 hectares in rural areas and 1,200,000 m³ of wood in São Paulo state from Duratex S.A.

•

Transaction with Fibria: authorization granted without restrictions by Federal Trade Commission (U.S. antitrust agency, case formally filed at CADE (Brazil) and SAMR (China) and pre-filing in European Union and Turkey, issuance of declaration of effectiveness by the Securities Exchange Commission of the United States of America.

•	Financing of Fibria Transaction: 6th debentures issue (R$4.7 billion | US$1.3 billion) and reduction of financial commitment to US$4.4 billion.

Financial Data (R$ million)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Net Revenue	3,204	2,530	26.6%	2,999	6.8%	6,203	4,784	29.7%
Adjusted EBITDA¹	1,573	1,157	36.0%	1,528	2.9%	3,101	2,004	54.7%
Adjusted EBITDA Margin¹	49.1%	45.7%	3.4 p.p.	51.0%	-1.9 p.p.	50.0%	41.9%	8.1 p.p.
Net Financial Result	(3,970)	(678)	485.6%	(157)	2422.8%	(4,127)	(553)	646.6%
Net Income	(1,849)	199	-1031.3%	813	-327.4%	(1,036)	649	-259.7%
Operating Cash Generation²	1,279	910	40.5%	1,265	1.1%	2,543	1,532	66.0%
Net Debt /Adjusted EBITDA¹ (x)	1.7 x	2.7 x	-1.0 x	1.7 x	0.0 x	1.7 x	2.7 x	-1.0 x

Operational Data (‘000 tons)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Sales	1,085	1,188	-8.7%	1,160	-6.4%	2,245	2,369	-5.2%
Pulp	802	917	-12.5%	876	-8.5%	1,678	1,832	-8.4%
Paper	284	272	4.3%	284	-0.2%	568	537	5.8%
Production	1,134	1,215	-6.7%	1,215	-6.7%	2,349	2,363	-0.6%
Pulp	821	931	-11.9%	920	-10.8%	1,741	1,805	-3.6%
Paper	313	283	10.5%	295	6.1%	608	558	9.1%

1	Excludes non-recurring items. | [2] Operating Cash Flow corresponds to Adjusted EBITDA less sustaining capex. | ³ Considers results of Consumer Goods Unit.

2Q18 EARNINGS RELEASE

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

Corporate Information	29

Forward-Looking Statements	29

2Q18 EARNINGS RELEASE

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

Data from the World 20 Report of the Pulp and Paper Products Council (PPPC) show that, in 2Q18, global pulp shipments grew 3.3% on the same period last year. Meanwhile, global eucalyptus pulp shipments grew 3.4%. Suzano sold 801.8 thousand tons of market pulp in 2Q18, 8.5% less than in 1Q18 and 12.1% less than in 2Q17 due to downtime at Mucuri Unit (line 1) and the truck drivers’ strike.

In 6M18, the industry’s pulp shipments amounted to 25.4 million tons, up 1.9% on the year-ago period, while eucalyptus shipments came to 10.8 million tons, increasing 4.5% on 6M17. Pulp sales came to 1.7 million tons in the first half of the year, down 8.4% on 6M17, reflecting the partial rebuilding of the Company’s inventories.

The level of global pulp inventories reported by the PPPC ended June at 35 days.

The average net pulp price in USD in 2Q18 was US$745/ton, increasing US$14/ton (+1.9%) from 1Q18 and US$168/ton (+29.2%) from 2Q17. In 6M18, the price stood at US$737/ton, increasing US$195/ton (+36.0%) from 6M17. The higher net pulp price is mainly explained by the positive and solid fundamentals of the international pulp industry.

The average net price in BRL in 2Q18 was R$2,688/ton, increasing 13.3% and 45.0% compared to 1Q18 and 2Q17, respectively, supported mainly by the higher list price for pulp and by the depreciation in the BRL against the USD. In 6M18, the net price stood at R$2,524/ton, increasing 46.6% from 6M17, reflecting the weaker BRL and the consecutive increases in the pulp list price in US dollar.

2Q18 EARNINGS RELEASE

PULP CASH COST

The consolidated cash cost of market pulp production in 2Q18 was R$630/ton excluding downtimes and R$683/ton including downtimes.

Consolidated cash cost of market pulp production in the last 12 months was R$593/ton excluding downtime (vs. R$589/ton in LTM 2Q17) and R$629/ton including downtime (vs. R$607/ton in LTM 2Q17).

Cash cost in 2Q18 rose by R$63/ton compared to 2Q17 (+11.0%), mainly reflecting the increases in input costs and fixed costs caused by the lower produced volume.

[1]	In line with market practices and for comparison purposes, the methodology for calculating cash cost was changed in 1Q18 and does not consider the depletion of the standing timber of third parties.

2Q18 EARNINGS RELEASE

PULP SEGMENT EBITDA

Pulp Business	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	1,319,798	946,576	39.4%	1,285,290	2.7%	4,672,289	2,731,478	71.1%
Sales Volume (ton)	801,751	916,529	-12.5%	876,037	-8.5%	3,460,733	3,545,829	-2.4%

Adjusted EBITDA (R$/ton)	1,646	1,033	59.4%	1,467	12.2%	1,350	770	75.3%

The performance of Adjusted EBITDA from pulp in the above periods reflects primarily the higher pulp list price and the effect from exchange variation in the period.

PULP OPERATING CASH GENERATION AND ROIC

The profitability of the pulp business was leveraged by the pulp price and by the effect from exchange variation in the period.

Pulp Business (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Adjusted EBITDA	1,319,798	946,576	39.4%	1,285,290	2.7%	4,672,289	2,731,478	71.1%
Sustaining Capex	(246,419)	(208,028)	18.5%	(213,801)	15.3%	(958,169)	(829,675)	15.5%

Operating Cash Flow	1,073,378	738,549	45.3%	1,071,489	0.2%	3,714,120	1,901,802	95.3%

Cash Taxes[2]						(66,950)	(4,175)	1503.4%
Monetization of ICMS						24,637	—	n.a.
Capital Employed						18,246,021	17,782,371	2.6%
Asset						18,927,168	18,506,827	2.3%
Liabilities						681,147	724,456	-6.0%

ROIC[1] (%)						20.1%	10.7%	9.5 p.p.

[1]	ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities). | [2] Income and Social Contribution taxes.

2Q18 EARNINGS RELEASE

PAPER BUSINESS PERFORMANCE

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (Ibá), domestic sales of Printing & Writing paper and Paperboard declined 1.3% in 2Q18 compared to the same period of 2017, while imports fell 13.3%.

In 6M18, sales by local producers grew 0.5% from 6M17, while imports contracted 1.1%.

Suzano’s paper sales amounted to 283.6 thousand tons in 2Q18. Due to truck drivers’ strike the sales volume was in line compared to 1Q18. Compared to 2Q17, sales advanced 4.3%, driven primarily by tissue paper sales volume and the incorporation of the volumes from Facepa. In the year to date, sales volume came to 567.7 thousand tons, advancing 5.8% on 6M17.

The average net paper price in the domestic market in 2Q18 stood at R$3,755/ton, representing increases of R$415/ton (12.4%) and R$593/ton (18.7%) compared to 1Q18 and 2Q17, respectively, in line with the upward trend in prices in the global market. In 6M18, the average net paper price in the domestic market stood at R$3,552/ton, up 12.0% on the year-ago period.

In USD, the average net paper price in the export market in 2Q18 was US$989/ton, representing increases of US$44/ton (4.7%) and US$101/ton (11.4%) from 1Q18 and 2Q17, respectively. In BRL, the average net paper price in the export market in 2Q18 was R$3,567/ton, representing increases of 16.4% and 25.0% from 1Q18 and 2Q17, respectively, explained by the effect from exchange variation in the period. In 6M18, the average net paper price in the export market stood at US$965/ton, up 10.7% from 6M17.

2Q18 EARNINGS RELEASE

PAPER EBITDA

Paper Business	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	252,932	192,831	31.2%	242,993	4.1%	1,039,706	924,591	12.5%
Sales Volume (ton)	283,610	271,948	4.3%	284,041	-0.2%	1,211,521	1,163,156	4.2%

Adjusted EBITDA (R$/ton)	892	709	25.8%	855	4.2%	858	795	8.0%

The performance of Adjusted EBITDA from paper in 2Q18 compared to 2Q17 is explained by the price increases successfully implemented in the domestic and international markets. Note that the paper business is incorporating the results from the consumer goods business, which is still in the ramp-up phase.

PAPER OPERATING CASH FLOW AND ROIC

The profitability of the paper business benefitted from higher paper prices in the domestic and export markets, which were offset by the higher costs and expenses generated primarily by the consumer goods business, which is still in the ramp-up phase.

Paper Business (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Adjusted EBITDA	252,932	192,831	31.2%	242,993	4.1%	1,039,707	924,591	12.5%
Sustaining Capex	(47,517)	(38,361)	23.9%	(49,818)	-4.6%	(227,287)	(189,382)	20.0%

Operating Cash Flow	205,415	154,470	33.0%	193,176	6.3%	812,420	735,209	10.5%

Cash Taxes[2]						(8,138)	(7,754)	4.9%
Monetization of ICMS						87,883	—	n.a.
Capital Employed						6,520,944	5,608,484	16.3%
Asset						7,292,306	6,196,674	17.7%
Liabilities						771,362	588,190	31.1%

ROIC[1] (%)						13.7%	13.0%	0.7 p.p.

[1]	ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities). | [2] Income and Social Contribution taxes.

2Q18 EARNINGS RELEASE

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 2Q18 amounted to R$3,203.8 million. Pulp and paper sales in the quarter amounted to 1,085.4 thousand tons, decreasing by 6.4% from 1Q18 and by 8.7% from 2Q17. In 6M18, net revenue came to R$6,202.7 million, with 2,245.4 thousand tons of paper and pulp sold.

Despite the lower volume sold in 2Q18, the performance of consolidated net revenue (6.8%) compared to 1Q18 is explained mainly by the effect from exchange variation in the period.

Compared to 2Q17, net revenue growth was driven by the higher pulp price in USD (average FOEX in Europe in 2Q18 of US$1,044 vs. US$783 in 2Q17), by the higher paper price in USD and in BRL and by the effect from exchange variation.

The net revenue growth in 6M18 compared to 6M17 reflects the weaker BRL and the higher pulp list price.

PRODUCTION

Production (‘000 tons)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Market Pulp	821	931	-11.9%	920	-10.8%	1,741	1,805	-3.6%
Paper	313	283	10.5%	295	6.1%	608	558	9.1%

Total	1,134	1,215	-6.7%	1,215	-6.7%	2,349	2,363	-0.6%

In 2Q18, Line 1 of the Mucuri Unit (Bahia) underwent scheduled maintenance downtime, which affected pulp and paper production volumes in relation to prior quarters.

During the quarter, the Company registered a total production loss of approximately 80 thousand tons of market pulp and approximately 25 thousand tons of paper during the truck driver’s strike, when mills were shut down or operating at reduced capacity. No downtimes are scheduled for the Company’s Units in 3Q18.

2Q18 EARNINGS RELEASE

COST OF GOODS SOLD

Cost of goods sold (COGS) in 2Q18 amounted to R$1,678.6 million or R$1,546.6/ton. Compared to 2Q17 and 1Q18, COGS increased by 10.9% and 5.8% respectively, reflecting the lower sales volume in the period. In 6M18, COGS came to R$3,265 million, 6.0% higher than in 6M17, also due to the lower sales volume in the period.

COGS (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Pulp	980,974	920,630	6.6%	963,168	1.8%	1,944,142	1,894,359	2.6%
Paper	697,598	592,733	17.7%	622,758	12.0%	1,320,356	1,185,549	11.4%

Consolidated	1,678,574	1,513,364	10.9%	1,585,926	5.8%	3,264,500	3,079,908	6.0%

COGS (R$/ton)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Pulp	1,224	1,004	21.8%	1,099	11.3%	1,159	1,034	12.1%
Paper	2,460	2,180	12.9%	2,192	12.2%	2,326	2,209	5.3%

Consolidated	1,547	1,273	21.5%	1,367	13.1%	1,420	1,300	9.2%

OPERATING EXPENSES

Expenses (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Selling Expenses	150,305	94,418	59.2%	121,957	23.2%	272,262	195,042	39.6%
General and Administrative Expenses	203,667	120,691	68.8%	147,353	38.2%	351,020	232,288	51.1%
Total Expenses	353,972	215,109	64.6%	269,310	31.4%	623,282	427,330	45.9%

Total Expenses/Sales Volume (R$/ton)	326	181	80.2%	232	40.5%	278	180	53.8%

Total selling and administrative expenses stood at R$326/ton in 2Q18, representing increases of 80.2% in relation to 2Q17 and of 40.5% in relation to 1Q18.

Compared to 2Q17, selling expenses increased by 59.2% or R$55.9 million, reflecting the additional expenses with structuring the consumer goods business of approximately R$31 million and the higher expenses with logistics in the domestic market due to hikes in freight costs after the truck drivers’ strike. Compared to 1Q18, the consumer goods business accounted for an increase of approximately R$22 million.

The increases in general and administrative expenses compared to both 2Q17 (+68.8%) and 1Q18 (+38.2%) are explained by the higher expenses with profitability-based compensation due to higher stock prices (approximately R$50 million) and by the expenses with the consumer goods structure, especially after the incorporation of Facepa and the expenses with the Fibria transaction (approximately R$16 million).

ADJUSTED EBITDA

Consolidated	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	1,572,729	1,156,566	36.0%	1,528,283	2.9%	4,139,266	3,673,227	12.7%
EBITDA Margin (%)	49.1%	45.7%	3.4 p.p.	51.0%	-1.9 p.p.	66.7%	76.8%	-10.1 p.p.
Sales Volume (ton)	1,085,360	1,188,477	-8.7%	1,160,078	-6.4%	3,586,895	4,708,985	-23.8%

Adjusted EBITDA (R$/ton)	1,449	973	48.9%	1,317	10.0%	1,154	780	47.9%

The growth in Adjusted EBITDA in 2Q18 compared to the above periods was driven primarily by the higher pulp list price, the weaker BRL and the higher paper prices in the domestic market.

2Q18 EARNINGS RELEASE

FINANCIAL INCOME AND EXPENSES

Resultado Financeiro (R$ mil)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Financial Expenses	(325,521)	(278,630)	16.8%	(234,273)	38.9%	(559,794)	(560,793)	-0.2%
Interest on loans and financing (local currency)	(61,163)	(105,834)	-42.2%	(59,458)	2.9%	(120,621)	(230,968)	-47.8%
Interest on loans and financing (foreign currency)	(127,764)	(122,192)	4.6%	(115,868)	10.3%	(243,632)	(237,990)	2.4%
Capitalized interest[1]	232	2,046	-88.7%	304	-23.7%	536	3,519	-84.8%
Other financial expenses	(136,826)	(52,649)	159.9%	(59,251)	130.9%	(196,077)	(95,354)	105.6%
Financial Income	45,007	83,611	-46.2%	36,726	22.5%	81,733	182,286	-55.2%
Interest on financial investments	40,788	78,817	-48.2%	33,082	23.3%	73,870	170,517	-56.7%
Other financial income	4,219	4,794	-12.0%	3,644	15.8%	7,863	11,769	-33.2%
Monetary and Exchange Variations	(1,139,051)	(348,746)	226.6%	(28,406)	3909.9%	(1,167,457)	(177,905)	556.2%
Foreign exchange variations (Debt)	(1,471,701)	(372,288)	295.3%	(37,911)	3782.0%	(1,509,612)	(119,367)	1164.7%
Other foreign exchange variations	332,650	23,542	1313.0%	9,505	3399.7%	342,155	(58,538)	-684.5%
Derivative income (loss), net[2]	(2,550,067)	(134,152)	1800.9%	68,603	-3817.1%	(2,481,464)	3,669	-67733.2%
NDF	(1,144,478)	11,110	-10401.3%	—	n.a.	(1,144,478)	11,054	-10453.5%
Zero-Cost Collars	(825,852)	(104,309)	691.7%	24,937	-3411.8%	(800,915)	(15,095)	5205.8%
Foreign-Currency Debt Hedge	(579,698)	(40,047)	1347.5%	43,500	-1432.6%	(536,198)	5,686	-9530.1%
Other[3]	(39)	(906)	-95.7%	166	-123.7%	127	2,024	-93.7%

Net Financial Result	(3,969,632)	(677,917)	485.6%	(157,350)	2422.8%	(4,126,982)	(552,743)	646.6%

1	Capitalized interest due to construction in progress.
[2]	Variation in mark-to-market adjustment plus adjustments paid and received, considering the end-of-month exchange rate (R$/US$3.8558 on 6/30/2018).
[3]	Other includes LIBOR operations.

Financial expenses increased by 38.9% in 2Q18 compared to 1Q18, explained by the effects from exchange variation in the period and by the expenses with the commitment for financing facilities worth US$9.2 billion made available for the business combination with Fibria. The 16.8% increase compared to 2Q17 reflects the lower interest rates in Brazil and the financial expenses with said commitment.

Financial income in 2Q18 compared to 1Q18 was adversely affected by the lower interest rates in Brazil.

Inflation adjustment and exchange variation generated a loss of R$2,550 million in the quarter due to the effect from foreign exchange variation, with a negative accounting effect from the mark-to-market adjustments of the portion of liabilities denominated in foreign currency, with cash effects limited to maturities or amortizations of liabilities.

The Company posted a net financial expense of R$3,969.6 million in 2Q18, compared to the net financial expense of R$157.4 million in 1Q18 and the net financial expense of R$677.9 million in 2Q17.

DERIVATIVE TRANSACTIONS

Suzano carries out derivatives transactions exclusively for hedging purposes.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to cash flow management. The policy currently stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments (Zero Cost Dollar and NDF) and matched with dollar inflows.

2Q18 EARNINGS RELEASE

Zero Cost Dollar transactions minimize the adverse effects from slight variations in exchange rates. The instrument protects an exchange variation range that is favorable to cash flow, within which the Company does not pay or receive the adjustment. In addition to protecting the Company in such scenarios, this characteristic makes it possible to capture higher benefits on export revenue in any scenarios of U.S. dollar appreciation. The Company constantly monitors the market and analyzes the attractiveness at any given time of fully or partially reversing the transaction.

At June 30, 2018, the value of the principal of operations involving forward dollar sales through Zero Cost Collars (ZCC) was US$2,315 million, whose maturities are distributed from April 2018 to October 2019 and were contracted in a range from R$3.00 to R$4.58.The current scenario of volatility in the BRL/USD exchange rate makes this the most adequate strategy for protecting the Company’s cash flow.

Cash Flow Hedge	Maturity	Avarege Strike Put	Avarege Strike Call	Notional (million)
Zero-Cost Collars	3Q18	3.12	3.96	USD 295
Zero-Cost Collars	4Q18	3.07	4.02	USD 325
Zero-Cost Collars	1Q19	3.11	4.00	USD 380
Zero-Cost Collars	2Q19	3.18	4.00	USD 275
Zero-Cost Collars	3Q19	3.40	4.12	USD 520
Zero-Cost Collars	4Q19	3.30	4.08	USD 370
Zero-Cost Collars	1Q20	3.90	4.33	USD 150

Total				USD 2,315

The Company also uses currency and interest rate swaps to mitigate the effects from exchange and interest rate variations on the balance of its debt and on its cash flow. Contracts swapping different interest rates and inflation indexes may be entered into as a way to mitigate the mismatch between financial assets and liabilities.

At June 30, 2018, the Company held US$815.3 million in swaps of CDI for a fixed rate in USD. In 2Q18, derivative transactions posted a loss of R$793 million.

Debt Hedge	Maturity	Receive	Pay	Notional (million)
Swap	4Q20	Brazilian Real CDI	US Dollar Fixed	USD 815

Total				USD 815

In addition to hedge operations for cash flow and debt, we carried out new hedge operations for the transaction with Fibria. All derivative instruments to hedge the transaction are plain vanilla, as approved by the Company’s Derivatives Policy.

At June 30, 2018, the value of the principal of operations involving forward dollar sales through NDFs was US$3,500 million, with average forward rate of R$3.64, whose maturities are distributed from April 2019 to November 2019, as well as ZCCs, whose value of the principal was US$1,250 million, with maturities distributed from May 2019 to October 2019 and contracted in a range from R$3.50 to R$4.16. At June 30, 2018, the Company held US$1,250 million in swaps of CDI for a fixed rate in USD.

2Q18 EARNINGS RELEASE

Fibria’s Operation - Hedge	Maturity	Strike Range / Avarega Foward / Index	Notional (million)
Zero-Cost Collars	2Q19	3.50 – 4.02	USD 200
Zero-Cost Collars	3Q19	3.50 – 4.16	USD 900
Zero-Cost Collars	4Q19	3.50 – 4.00	USD 200
NDF	2Q19	3.80	USD 900
NDF	3Q19	3.60	USD 2.200
NDF	4Q19	3.54	USD 400
Swap	2Q26	Brazilian Real CDI—US Dollar Fixed	USD 1,250

Total			USD 6,050

TRANSACTION WITH FIBRIA

On March 15, 2018, the Company announced a transaction with Fibria worth R$29.0 billion (US$8.8 billion, at the exchange rate on the day) and informed that it already had credit facilities worth US$9.2 billion to cover the cash needs of the transaction, whose disbursement is subject, among other conditions, to the consummation of the Transaction. The guaranteed financing is divided into two tranches: the first (term loan) in the amount of US$2.3 billion with term of six years and the second (bridge loan) in the amount of US$6.9 billion with term of three years.

In 2Q18, the Company carried out its 6th debentures issue (R$4.7 billion | US$1.25 billion) and, given the strong cash generation in the period and the guaranteed term loan (US$2.3 billion), as of June 30, 2018, the amount to be disbursed under the bridge loan was R$17.8 billion (US$4.6 billion).

¹	Cash tranche: each Fibria’s share will receive R$52.50, to be adjusted from 03/15/2018 until signing to closing. | ² Commitment: US$ 2,3 billion, exchange rate on 06/30/2018 (R$3.8558/US$).

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NET INCOME (LOSS)

The Company posted a net loss of R$1,849.0 million in 2Q18, compared to the net income of R$813.1 million in 1Q18 and the net income of R$198.5  million in 2Q17.

INDEBTEDNESS

On June 30, 2018, gross debt stood at R$18.0 billion (90.6% long-term maturities and 9.4% short-term maturities), with 55.6% denominated in foreign currency and 44.4% in local currency. The percentage of gross debt denominated in foreign currency, considering the adjustment for derivatives, was 96.3%.

Net debt stood at R$9.9 billion (US$2.6 billion) on June 30, 2018, compared to R$9.3 billion (US$2.8 billion) on March 31, 2018.

Debt (R$ ‘000)	06/30/2018	06/30/2017	Δ Y-o-Y	03/31/2018	Δ Q-o-Q
Local Currency	7,979,130	4,110,856	94.1%	3,608,021	121.1%
Short Term	1,142,945	755,891	51.2%	636,178	79.7%
Long Term	6,836,184	3,354,965	103.8%	2,971,844	130.0%
Foreign Currency	9,983,341	9,531,570	4.7%	9,038,085	10.5%
Short Term	551,469	1,239,730	(55.5%)	796,796	(30.8%)
Long Term	9,431,872	8,291,840	13.7%	8,241,289	14.4%

Gross Debt	17,962,471	13,642,426	31.7%	12,646,106	42.0%
(-) Cash	8,027,522	3,630,769	121.1%	3,392,005	136.7%

Net Debt	9,934,949	10,011,657	(0.8%)	9,254,101	7.4%

Net Debt/Adjusted EBITDA[1] (x)	1.7x	2.7x	(1.0x )	1.7x	0.0x

1	Excludes nonrecurring items.

Suzano contracts debt in foreign currency as natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

Suzano actively and expressly demonstrates its commitment to deleverage sustainably and to adopt adequate and efficient structures and costs for its market positioning and operating and managerial capacity.

2Q18 EARNINGS RELEASE

The ratio of net debt to Adjusted EBITDA in BRL stood at 1.7x on June 30, 2018, stable in relation to March 31, 2018. In USD, the ratio of net debt to Adjusted EBITDA was 1.5x on June 30, 2018, compared to 1.7x on March 31, 2018. The reduction in the ratio in USD is explained by the effect from exchange variation in the period.

In June 2018, the average cost of debt in USD was 4.6% p.a. (debt in BRL adjusted by the market swap curve). The average term of consolidated debt ended the quarter at 90 months (vs. 85 months in March 2018).

INVESTMENTS

Capital expenditure amounted to R$1,282.0 million in the year to date, R$557.6 million of which was invested in industrial and forest maintenance. Expenditures on the Structural Competitiveness and Adjacent Businesses projects came to R$610.5 million, which primarily consisted of the acquisition of Facepa (R$267.9 million), the acquisition of land and forests from Duratex (R$150.3 million) and the Tissue (Maranhão and Bahia states) and Lignin projects.

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For 2018, capex is estimated at R$2.8 billion, of which R$1.2 billion corresponds to sustaining capex and R$1.6 billion to the Adjacent Businesses and Structural Competitiveness projects.

Capex (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Sustaining	293,937	246,388	19.3%	263,619	11.5%	557,555	471,871	18.2%
Industrial Maintenance	68,780	46,532	47.8%	54,779	25.6%	123,559	103,381	19.5%
Forestry Maintenance	225,156	199,856	12.7%	208,840	7.8%	433,996	368,490	17.8%
Structural Competitiveness and Adjacent Business	232,373	112,084	107.3%	378,169	-38.6%	610,541	234,782	160.0%
Other	47,148	29,570	59.4%	66,795	-29.4%	113,943	45,617	149.8%

Total	573,457	388,042	47.8%	708,582	-19.1%	1,282,040	752,270	70.4%

CASH FLOW AND ROIC

(R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Adjusted EBITDA	1,572,729	1,156,566	36.0%	1,528,283	2.9%	5,711,995	3,673,228	55.5%
Sustaining Capex	(293,937)	(246,388)	19.3%	(263,619)	11.5%	(1,185,456)	(1,019,057)	16.3%

Operating Cash Flow	1,278,792	910,178	40.5%	1,264,664	1.1%	4,526,539	2,654,171	70.5%

Suzano’s operating cash generation (Adjusted EBITDA less sustaining capex) amounted to R$1.3 billion in 2Q18 and R$4.5 billion in the last 12 months. The variations in the comparison periods are explained by the depreciation in the BRL against the USD, the higher pulp list price, the higher paper price in the international and domestic markets and the consolidation of Facepa’s results as from 2Q18.

Losses in market pulp and paper production and sales volumes caused by the truck drivers’ strike adversely affected operational cash generation and ROIC.

Consolidated ROIC stood at 18.4%. The 7.1 p.p. increase compared to the 12 months to 2Q17 is explained by the higher profitability of the pulp segment due to depreciation in the BRL against the USD, the higher pulp price and the successful implementation of paper price increases in the international and domestic markets. The consumer goods business unit (Tissue) adversely affected profitability, since it is still in the ramp-up phase.

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Consolidated ROIC (R$ ‘000)	LTM 2Q18	LTM 2Q17	Δ Y-o-Y
Operating Cash Flow	4,526,541	2,654,170	70.5%
Cash taxes²	(75,088)	(11,930)	529.4%
Monetization of ICMS	112,521	—	n.a.
Capital Employed	24,766,964	23,390,854	5.9%
Asset	26,219,474	24,703,500	6.1%
Liabilities	1,452,510	1,312,646	10.7%

ROIC[1] (%)	18.4%	11.3%	7.1 p.p.

[1]	ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities).
²	Income and Social Contribution taxes.

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CAPITAL MARKETS

On June 30, 2018, Suzano’s common stock (SUZB3) was quoted at R$44.97/share. The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Exchange (B3) with the highest corporate governance standards.

Source: Bloomberg.

Source: Bloomberg.

On June 30, 2018, the Company’s capital stock was represented by 1,105,826,145 common shares (SUZB3) traded on the B3, of which 12,042,004 were treasury shares. Suzano’s market capitalization was R$49.7 billion on June 30, 2018. In 2Q18, the free-float stood at 42.5% of the total capital.

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* Latin America excluding Brazil.

FIXED INCOME

	Unit	Jun/17	Mar/18	Jun/18
Suzano 2021—Price	USD/k	105.9	105.3	104.1
Suzano 2021—Yield	%	4.0	3.9	4.3
Suzano 2026—Price	USD/k	103.4	104.9	102.0
Suzano 2026—Yield	%	5.3	5.0	5.4
Suzano 2047—Price	USD/k	101.3	113.3	113.5
Suzano 2047—Yield	%	6.9	6.0	6.8
Treasury 10 years	%	2.3	2.7	2.9

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	brAAA	BBB-	Stable
Moody’s	Aaa.br	Ba1	Stable

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EVENTS

EVENTS IN THE PERIOD

The Material Fact notices and the Notices to the Market mentioned below are available on the website of the Securities and Exchange Commission of Brazil (CVM) and on the Company’s IR website (www.suzano.com.br/ri).

Conclusion of the acquisition of land and forests in the State of São Paulo

On April 27, 2018, the Company informed its shareholders and the market that, complementing the Material Fact notice published on February 5, 2018, it had concluded the acquisition of approximately nine thousand five hundred hectares (9,500 ha) of rural areas and one million, two hundred thousand cubic meters (1,200,000 m³) of forests from Duratex.

Truck drivers’ strike

On May 24, 2018, the Company informed to its shareholders and the general market that the production and distribution of its products had been adversely affected by the truck drivers’ strike in Brazil. The Company emphasized it was taking all measures necessary to minimize any impacts from this situation.

Shutdown of operations

On May 28, 2018, pursuant to CVM Instruction 358, of January 3, 2002, as amended, and complementing the Notice to the Market disclosed on May 24, 2018, the Company informed its shareholders and the market that, despite adopting all measures to minimize the effects from the truck drivers’ strike, Suzano had been forced to shut down its operations due to such event.

Resignation of member of the Board of Directors

On May 28, 2018, the Company informed its shareholders and the general market that Mr. Marco Antonio Bologna had tendered his resignation as a member of the Board of Directors and the Audit Committee of the Company. His letter of resignation was considered and accepted by Suzano’s Board of Directors. For the time being, the outgoing Director will not be replaced, with Suzano’s Board of Directors formed by eight (8) members, who were elected at the Annual Shareholders’ Meeting of the Company held on April 26, 2018.

Amendment to the Calendar of Corporate Events

On May 28, 2018, in response to Official Letter/CVM/SEP/nº02/2018 issued by the Securities and Exchange Commission of Brazil (CVM), dated February 28, 2018, the Company informed its shareholders and the general market that it had amended its Annual Calendar of Corporate Events 2018, to bring forward, to May 28, 2018, the date for the filing of its Reference Form, which previously was scheduled for May 30, 2018.

Authorization from U.S. antitrust authority

On June 1, 2018, the Company informed its shareholders and the general market that it had received a notification from the Federal Trade Commission (FTC), the antitrust authority of the United States, of the early conclusion of the analysis of the transaction between Suzano and Fibria, which constitutes an authorization without restrictions for the transaction in the United States of America.

Gradual resumption of operations

On June 1, 2018, the Company informed its shareholders and the general market that, on May 31, 2018, it had started to gradually resume operations at all of its industrial plants, including the distribution and invoicing of its products.

Production Loss

On June 7, 2018, the Company informed its shareholders and the general market that it had a total production loss of approximately 80 thousand tons of market pulp and approximately 25 thousand tons of paper during the truck driver’s strike, when units were shut down or operating partially.

6th Debentures Issue

On June 26, 2018, the Company informed its shareholders and the general market that, complementing the Material Fact notice published on March 16, 2018, its Board of Directors had approved, in connection with the transaction to combine the shareholder bases of the Company and Fibria Celulose S.A. through a

2Q18 EARNINGS RELEASE

corporate reorganization as disclosed in such Material Fact notice, the 6th issue of debentures of the Company, in the amount of R$4,681,100,000.00, with a maturity of eight years, yield of 112.5% of the CDI rate and issue date of June 29, 2018.

SUBSEQUENT EVENTS

The Material Fact notice mentioned below is available on the website of CVM and on the Company’s IR website

(www.suzano.com.br/ri).

Acquisition of land and forests in the State of São Paulo

On July 2, 2018, the Company informed its shareholders and the general market that exercised the option to acquire around twenty thousand (20,000) hectares of rural areas and five million, six hundred thousand cubic meters (5,600,000 m³) of Duratex’s forests, for R$749.4 million, adjusted in accordance with the Contract.

Protocol and Justification of Merger

On July 26, 2018, the Company informed its shareholders and the general market that the Board of Directors of Suzano, among other matters, approved the execution of the Merger Agreement (“Merger Agreement”) between Suzano, Fibria Celulose S.A. (“Fibria”), and Eucalipto Holding S.A. (“Holding”), which establishes the terms and conditions of the corporate restructuring that will enable the combination of the operations and shareholding bases of Suzano and Fibria, which is the object of the Commitment to Vote and Assumption of Obligations signed on March 15, 2018 and announced by the Company through a Material Fact notice on March 16, 2018 (“Operation”).

Auction of Itaqui Port (State of MA)

On July 27, 2018, the Company informed its shareholders and the general market that the bid submitted by it in connection with Auction 03/2018 conducted Brazil’s National Water Transport Agency (“ANTAQ”) received the best classification.

Export Credit Note

On July 31, 2018, the Company informed its shareholders and the general market that it obtained financing from Banco Safra S.A. through the issue of an Export Credit Note (“NCE”), in the total amount of seven hundred seventy million, six hundred thousand reais

Reduction of Financial Commitment

On July 31, 2018, the Company informed its shareholders and the general market that it approved, in connection with the transaction aimed at combining the operations and shareholder bases of the Company and Fibria Celulose S.A. (“Fibria”) through a corporate restructuring process, as per the terms disclosed in said Material Fact notice (“Operation”), the reduction from six billion, nine hundred million (US$ 6,900,000,000.00) to four billion, four hundred million (US$ 4,400,000,000.00) of the existing firm financial commitment with certain international financial institutions to finance the cash portion of the Operation, whose disbursement is subject, among other conditions, to the consummation of the Operation.

Declaration of Effectiveness by the Securities Exchange Commission of the United States of America

On August 9, 2018, the Company informed its shareholders and the general market that the declaration of effectiveness was issued on August 8, 2018 by the Securities Exchange Commission of the United States of America (SEC) for the registration statement filed by Suzano with SEC for purposes of calling and holding and approval the Extraordinary Shareholders’ Meetings of Suzano and of Fibria, to be held at first call on September 13, 2018, as provided for in the Call Notices published on August 9, 2018, of the proposed corporate reorganization for the combination of operations and shareholders bases of Suzano and of Fibria, which was the object of the Voting Agreement and Other Obligations entered into on March 15, 2018 disclosed by the Companies through Material Facts published on March 16, 2018, pursuant to the terms and conditions of the protocol and justification entered into by and between the managers of Suzano, Fibria and Eucalipto Holding S.A., approved by the Boards of Directors of Suzano and Fibria during the meetings held on July 26, 2018 and disclosed by the Companies on the same date.

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UPCOMING EVENTS

Earnings Conference Call (2Q18)

Date: August 9, 2018 (Thursday)

Portuguese (with simultaneous translation)	English
9:30 a.m. (Brasília time)	9:30 a.m. (Brasilia time)
8:30 a.m. (New York time)	8:30 a.m. (New York time)
1:30 p.m. (London time)	1:30 p.m. (London time)
Tel: +55 (11) 3193-1001 or (11) 2820-4001	Tel: +1 (646) 828-8246 (access code: Suzano)

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English, feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Company’s Investor Relations website.

IR CONTACTS

Marcelo Bacci

Rafael Mastrocola

Danielle Cheade

Fernanda Brienza

Matheus Chiderolli

Tel: +55 (11) 3503-9061

ri@suzano.com.br

www.suzano.com.br/ri

2Q18 EARNINGS RELEASE

APPENDICES

APPENDIX 1 – Operating Data

Revenue breakdown (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Exports	2.312.191	1.821.048	27,0%	2.192.050	5,5%	4.504.241	3.350.956	34,4%
Pulp	2.001.072	1.558.835	28,4%	1.899.779	5,3%	3.900.851	2.862.978	36,3%
Paper	311.119	262.213	18,7%	292.271	6,4%	603.390	487.978	23,7%
Domestic Market	891.602	708.822	25,8%	806.809	10,5%	1.698.412	1.432.821	18,5%
Pulp	154.107	139.315	10,6%	176.547	-12,7%	330.654	289.611	14,2%
Paper	737.496	569.507	29,5%	630.262	17,0%	1.367.757	1.143.210	19,6%
Total Net Revenue	3.203.793	2.529.870	26,6%	2.998.859	6,8%	6.202.653	4.783.777	29,7%
Pulp	2.155.179	1.698.150	26,9%	2.076.326	3,8%	4.231.505	3.152.589	34,2%
Paper	1.048.615	831.720	26,1%	922.533	13,7%	1.971.147	1.631.188	20,8%

Sales volume (tons)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Exports	823.272	918.389	-10,4%	890.383	-7,5%	1.713.655	1.810.758	-5,4%
Pulp	736.056	826.529	-10,9%	795.030	-7,4%	1.531.086	1.634.664	-6,3%
Paper	87.215	91.861	-5,1%	95.353	-8,5%	182.568	176.094	3,7%
Paperboard	12.279	16.779	-26,8%	14.332	-14,3%	26.611	30.036	-11,4%
Printing & Writing	74.936	75.081	-0,2%	81.021	-7,5%	155.957	146.058	6,8%
Domestic Market	262.089	270.088	-3,0%	269.694	-2,8%	531.783	557.755	-4,7%
Pulp	65.694	90.000	-27,0%	81.007	-18,9%	146.701	197.254	-25,6%
Paper	196.394	180.088	9,1%	188.688	4,1%	385.082	360.500	6,8%
Paperboard	30.139	28.132	7,1%	30.021	0,4%	60.160	58.274	3,2%
Printing & Writing	143.457	144.808	-0,9%	148.364	-3,3%	291.822	288.867	1,0%
Other paper[1]	22.798	7.148	218,9%	10.303	121,3%	33.101	13.359	147,8%
Total sales volume	1.085.360	1.188.477	-8,7%	1.160.078	-6,4%	2.245.438	2.368.512	-5,2%
Pulp	801.751	916.529	-12,5%	876.037	-8,5%	1.677.787	1.831.919	-8,4%
Paper	283.610	271.948	4,3%	284.041	-0,2%	567.651	536.594	5,8%
Paperboard	42.418	44.911	-5,6%	44.353	-4,4%	86.771	88.309	-1,7%
Printing & Writing	218.393	219.889	-0,7%	229.385	-4,8%	447.779	434.925	3,0%
Other paper[1]	22.798	7.148	218,9%	10.303	121,3%	33.101	13.359	147,8%

Average net price (R$/ton)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q	6M18	6M17	Δ Y-o-Y
Exports	2.809	1.983	41,6%	2.462	14,1%	2.628	1.851	42,0%
Pulp	2.719	1.886	44,1%	2.390	13,8%	2.548	1.751	45,5%
Paper	3.567	2.854	25,0%	3.065	16,4%	3.305	2.771	19,3%
Domestic Market	3.402	2.624	29,6%	2.992	13,7%	3.194	2.569	24,3%
Pulp	2.346	1.548	51,5%	2.179	7,6%	2.254	1.468	53,5%
Paper	3.755	3.162	18,7%	3.340	12,4%	3.552	3.171	12,0%
Total	2.952	2.129	38,7%	2.585	14,2%	2.762	2.020	36,8%
Pulp	2.688	1.853	45,1%	2.370	13,4%	2.522	1.721	46,6%
Paper	3.697	3.058	20,9%	3.248	13,8%	3.472	3.040	14,2%

[1]	Paper from other manufacturers sold by the distributor and tissue paper.

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APPENDIX 2 – Consolidated Statement of Income

Consolidated Financial Statement (R$ ‘000)	2Q18	2Q17	Δ Y-o-Y	1Q18	Δ Q-o-Q		6M18	6M17	Δ Y-o-Y
Net Revenue	3.203.795	2.529.870	26,6%	2.998.859	6,8%		6.202.654	4.783.778	29,7%
Cost of Goods Sold	(1.678.574)	(1.513.364)	10,9%	(1.585.926)	5,8%		(3.264.500)	(3.079.908)	6,0%

Gross Profit	1.525.221	1.016.506	50,0%	1.412.933	7,9%		2.938.154	1.703.870	72,4%
Gross Margin	47,6%	40,2%	7,4 p.p.	47,1%	0,5 p.p.		47,4%	35,6%	11,8 p.p.
Operating Expense/Income	(354.713)	(208.188)	70,4%	(279.230)	27,0%		(633.943)	(426.865)	48,5%
Selling Expenses	(150.305)	(94.418)	59,2%	(121.957)	23,2%		(272.262)	(195.042)	39,6%
General and Administrative Expenses	(203.667)	(120.691)	68,8%	(147.353)	38,2%		(351.020)	(232.288)	51,1%
Other Operating Income (Expenses)	(673)	2.917	-123,1%	(9.867)	-93,2%		(10.540)	(4.357)	141,9%
Equity Equivalence	(68)	4.004	-101,7%	(53)	28,3%		(121)	4.822	-102,5%

EBIT	1.170.508	808.318	44,8%	1.133.703	3,2%		2.304.211	1.277.005	80,4%
Depreciation, Amortization & Depletion	374.932	332.615	12,7%	384.938	-2,6%		759.870	698.343	8,8%
EBITDA	1.545.440	1.140.933	35,5%	1.518.641	1,8%		3.064.081	1.975.348	55,1%
EBITDA Margin (%)	48,2%	45,1%	3,1 p.p.	50,6%	-2,4	p.p.	49,4%	41,3%	8,1 p.p.
Adjusted EBITDA[1]	1.572.729	1.156.566	36,0%	1.528.283	2,9%		3.101.011	2.003.916	54,7%
Adjusted EBITDA Margin[1]	49,1%	45,7%	3,4 p.p.	51,0%	-1,9 p.p.		50,0%	41,9%	8,1 p.p.
Net Financial Result	(3.969.632)	(677.917)	485,6%	(157.350)	2422,8%		(4.126.982)	(552.743)	646,6%
Financial Expenses	45.007	83.611	-46,2%	36.726	22,5%		81.733	182.286	-55,2%
Financial Revenues	(325.521)	(278.630)	16,8%	(234.273)	38,9%		(559.794)	(560.793)	-0,2%
Exchange Rate Variation	(1.139.051)	(348.746)	226,6%	(28.406)	3909,9%		(1.167.457)	(177.905)	556,2%
Net Proceeds Generated by Derivatives	(2.550.067)	(134.152)	1800,9%	68.603	-3817,1%		(2.481.464)	3.669	-67733,3%
Earnings Before Taxes	(2.799.124)	130.401	-2246,6%	976.353	-386,7%		(1.822.771)	724.262	-351,7%
Income and Social Contribution Taxes	950.153	68.143	1294,4%	(163.226)	-682,1%		786.927	(75.571)	-1141,3%

Net Income (Loss)	(1.848.971)	198.544	-1031,3%	813.127	-327,4%		(1.035.844)	648.691	-259,7%
Net Margin	-57,7%	7,8%	-65,6 p.p.	27,1%	-84,8 p.p.		-16,7%	13,6%	-30,3 p.p.

[1]	Excluding non-recurring items.

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APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ‘000)	06/30/2018	03/31/2018	12/31/2017	09/30/2017	06/30/2017
Current Assets
Cash and Cash Equivalent	3.624.737	2.000.336	1.076.833	1.439.776	1.001.883
Financial Investments	4.402.785	1.391.669	1.631.505	2.410.173	2.628.886
Accounts Receivable	2.325.251	2.389.398	2.303.810	1.862.202	1.891.698
Inventories	1.477.406	1.321.436	1.207.961	1.408.791	1.336.768
Recoverable Taxes	365.551	320.038	306.140	423.523	415.056
Prepaid Expenses	132.027	182.593	37.016	52.317	51.823
Other Current Assets	451.108	278.188	233.610	398.580	339.164
Total Current Assets	12.778.865	7.883.658	6.796.875	7.995.362	7.665.278
Non-Current Assets
Other Accounts Receivable	1.022.984	816.295	770.792	793.692	784.042
Biological Assets	4.697.542	4.579.097	4.548.897	4.248.989	4.228.301
Investments	6.643	6.712	6.764	5.706	5.716
Property, Plant and Equipment	16.648.885	16.415.548	16.211.228	16.195.420	16.172.254
Intangible Assets	389.624	375.027	188.426	204.202	208.777
Total Non-Current Assets	22.765.678	22.192.679	21.726.107	21.448.009	21.399.090

Total Assets	35.544.543	30.076.337	28.522.982	29.443.371	29.064.368

Liabilities and Equity (R$ ‘000)	06/30/2018	03/31/2018	12/31/2017	09/30/2017	06/30/2017
Current Liabilities
Accounts Payable	646.969	600.564	610.476	641.537	614.587
Loans and Financing	1.694.415	1.432.974	2.115.067	1.785.368	1.995.621
Tax Liabilities	281.530	185.541	125.847	199.090	147.489
Salaries and Payroll Taxes	204.016	154.829	196.467	194.926	177.470
Other Payable	1.277.304	696.906	660.506	593.297	673.846
Total Current Liabilities	4.104.234	3.070.814	3.708.363	3.414.218	3.609.013
Non-Current Liabilities
Loans and Financing	16.268.057	11.213.131	10.076.789	11.347.543	11.646.806
Deferred Taxes	682.040	1.857.237	1.789.960	1.775.084	1.548.263
Provision	797.148	726.336	706.652	675.062	649.041
Other Liabilities	2.981.611	742.506	619.664	625.390	783.753
Total Non-Current Liabilities	20.728.856	14.539.210	13.193.065	14.423.079	14.627.863
Shareholders’ Equity
Share Capital	6.241.753	6.241.753	6.241.753	6.241.753	6.241.753
Capital Reserve	380.563	380.564	394.801	197.837	197.475
Treasury shares	(218.265)	(218.265)	(241.088)	(241.006)	(241.006)
Profit Reserve	2.897.784	2.927.760	2.927.760	1.657.125	1.657.125
Equity Valuation Adjustment	2.395.646	2.295.927	2.298.328	2.273.885	2.308.364
Retained Earnings/Accumulated Losses	41.868	16.675	—	26.913	15.090
Retained Earnings/Losses of the period	(1.036.430)	813.127	—	1.449.567	648.691
Total Equity	10.702.919	12.457.541	11.621.554	11.606.074	10.827.492
Non-controlling shareholders interests	8.534	8.772	—	—	—

Total Liabilities and Equity	35.544.543	30.076.337	28.522.982	29.443.371	29.064.368

2Q18 EARNINGS RELEASE

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow Statement (R$ ‘000)	2Q18	2Q17	6M18	6M17
Cash flow from operating activities
Net income/(loss) for the period	(1.848.971)	198.544	(1.035.844)	648.691
Depreciation, depletion and amortization	374.932	332.615	759.870	698.343
Income from sale of fixed and biological assets	4.573	(740)	5.079	(4.128)
Equity pick-up in subsidiaries and affiliates	68	(4.004)	121	(4.822)
Exchange and monetary variations, net	1.302.367	319.673	1.319.020	59.521
Interest expenses, net	168.368	196.353	329.057	376.873
Derivative gains, net	2.550.067	134.152	2.481.464	(3.669)
Expenses from deferred income and social contribution taxes	(1.175.250)	(124.958)	(1.109.800)	(10.833)
Interest on actuarial liabilities	8.617	9.506	17.234	19.012
Provision/ (reversal) for contingencies	27.727	8.868	27.960	17.092
Provision/ (reversal) for share-based payments	57.395	12.155	76.657	18.756
Addition to allowance for doubtful accounts, net	(1.369)	5.105	4.923	8.609
Provision/ (reversal) for discounts - loyalty program	27.903	20.689	11.286	(15.876)
Provision/ (reversal) for inventory losses and write-offs	21.418	1.132	18.373	1.705
Provision for losses and write-off with fixed and biological assets	3.317	769	12.299	3.923
Fair value adjustment of biological assets	(5.954)	25.268	(5.954)	25.268
Other provisions /(reversals)	(7.248)	(44.980)	(14.631)	(22.702)
Increase / (decrease) in accounts receivable	59.661	(280.014)	45.422	(289.674)
Decrease/ (increase) in inventories	(177.958)	(85.839)	(266.244)	(28.357)
Decrease/ (increase) in recoverable taxes	(6.999)	(22.942)	(5.758)	(26.683)
Increase / (decrease) in other current and non-current assets	39.370	232.822	(191.703)	330.593
Decrease / (increase) in trade accounts payable	2.576	117.796	(8.327)	85.902
Increase/(decrease) in other current and non-current liabilities	130.161	(264.870)	350.890	(196.128)
Taxes payable	402.361	433.560	402.361	433.560
Payment of interest	(175.720)	(261.169)	(370.122)	(507.637)
Payment of other taxes and contributions	(84.171)	(126.912)	(238.652)	(265.931)
Payment of income and social contribution taxes	(53.035)	(34.650)	(64.080)	(52.836)

Net cash from operating activities	1.644.206	797.929	2.550.901	1.298.572

Cash flow from investing activities
Financial investments	(2.981.934)	482.326	(2.716.934)	(430.037)
Cash from the acquisition of subsidiaries	—	—	21.436	—
Acquisition of subsidiaries	(6.032)	—	(315.904)	—
Additions to fixed assets, intangible assets and biological assets	(749.620)	(470.743)	(1.098.623)	(824.102)
Proceeds from asset divestment	16.822	1.038	31.865	9.547

Net cash (used in) / provided by investment activities	(3.720.764)	12.621	(4.078.160)	(1.244.592)

Cash flow from financing activities
Funding	5.015.119	76.591	7.491.201	1.085.960
Settlement of derivative operations	(182.398)	65.379	(169.362)	162.333
Payment of loans	(1.079.938)	(585.756)	(3.214.568)	(1.528.449)
Payment of dividends	(210.205)	(370.739)	(210.205)	(370.739)
Dividends (acquisition) of own shares	—	—	8.514	8.514
Payment of debts with acquisition of assets	(3.071)	(50.446)	(3.071)	(50.446)

Net cash (used in) / provided by financing activities	3.539.507	(864.971)	3.902.509	(692.827)

Exchange variation on cash and cash equivalents	161.452	50.960	172.654	26.033

Increase (reduction) in cash and cash equivalents	1.624.401	(3.461)	2.547.904	(612.814)

Cash and cash equivalents at the beginning of the period	2.000.336	1.005.344	1.076.833	1.614.697
Cash and cash equivalents at the end of the period	3.624.737	1.001.883	3.624.737	1.001.883
Statement of the increase (reduction) in cash	1.624.401	(3.461)	2.547.904	(612.814)

2Q18 EARNINGS RELEASE

APPENDIX 5 – EBITDA

(R$ ‘000, except where otherwise indicated)	2Q18	2Q17	6M18	6M17
Net Income	(1.848.971)	198.544	(1.035.844)	648.691
Net Financial Result	3.969.632	677.917	4.126.982	552.743
Income and Social Contribution Taxes	(950.153)	(68.143)	(786.927)	75.571

EBIT	1.170.508	808.318	2.304.211	1.277.005

Depreciation, Amortization and Depletion	374.932	332.615	759.870	698.343

EBITDA[1]	1.545.440	1.140.933	3.064.081	1.975.348

EBITDA Margin	48,2%	45,1%	49,4%	41,3%
Write-downs of inventories	17.092	—	17.092	—
Expenses with Fibria’s transaction	16.248	—	17.787	—
Equity equivalence	68	(4.004)	121	(4.822)
Adjustment of the fair value of biological assets	(5.954)	25.268	(5.954)	25.268
Provision (Reversion) for losses with fixed assets, write-offs, taxes	—	—	7.366	1.157
Land conflict agreement	—	—	—	11.779
Others	(165)	(5.631)	518	(4.814)

Adjusted EBITDA	1.572.729	1.156.566	3.101.011	2.003.916

Adjusted EBITDA Margin	49,1%	45,7%	50,0%	41,9%

[1]	The Company’s EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

2Q18 EARNINGS RELEASE

APPENDIX 6 – Segmented Statement of Income

Financial Statement (R$ ‘000)	2Q18				2Q17
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	2.155.179	1.048.615	—	3.203.793	1.698.150	831.720	—	2.529.870
Cost of Goods Sold	(980.974)	(697.598)	—	(1.678.572)	(920.630)	(592.733)	—	(1.513.364)

Gross Profit	1.174.205	351.017	—	1.525.222	777.519	238.986	—	1.016.506
Gross Margin	54,5%	33,5%		47,6%	45,8%	28,7%		40,2%
Operating Expense/Income	(122.660)	(232.054)	—	(354.714)	(78.443)	(146.904)	17.159	(208.188)
Selling Expenses	(55.256)	(95.049)	—	(150.305)	(34.731)	(59.687)	—	(94.418)
General and Administrative Expenses	(67.495)	(136.173)	—	(203.668)	(42.242)	(78.449)	—	(120.691)
Other Operating Income (Expenses)	91	(764)	—	(673)	(1.470)	(12.772)	17.159	2.917
Equity Equivalence	—	(68)	—	(68)	—	4.004	—	4.004

EBIT	1.051.545	118.962	—	1.170.508	699.076	92.082	17.159	808.318
Depreciation, Amortization & Depletion	263.145	111.788	—	374.932	240.626	91.990	—	332.615
EBITDA	1.314.690	230.818	—	1.545.508	939.702	180.068	17.159	1.136.929
EBITDA Margin (%)	61,0%	22,0%		48,2%	55,3%	21,7%		44,9%
Adjusted EBITDA[1]	1.319.798	252.932	—	1.572.729	946.576	192.831	17.159	1.156.566
Adjusted EBITDA Margin[1]	61,2%	24,1%		49,1%	55,7%	23,2%		45,7%
Net Financial Result	—	—	(3.969.632)	(3.969.632)	—	—	(677.917)	(677.917)
Earnings Before Taxes	1.051.545	118.962	(3.969.632)	(2.799.124)	699.076	92.082	(660.758)	130.401
Income and Social Contribution Taxes	—	—	950.153	950.153	—	—	68.143	68.143

Net Income (Loss)	1.051.545	118.962	(3.019.479)	(1.848.971)	699.076	92.082	(592.615)	198.544
Net Margin	48,8%	11,3%		-57,7%	41,2%	11,1%		7,8%

[1]	Excluding non-recurring items.

2Q18 EARNINGS RELEASE

Financial Statement (R$ ‘000)	6M18				6M17
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	4.231.505	1.971.148	—	6.202.653	3.152.589	1.631.189	—	4.783.778
Cost of Goods Sold	(1.944.142)	(1.320.356)	—	(3.264.498)	(1.894.358)	(1.185.550)	—	(3.079.908)

Gross Profit	2.287.364	650.792	—	2.938.155	1.258.231	445.639	—	1.703.870
Gross Margin	54,1%	33,0%		47,4%	39,9%	27,3%	0,0%	35,6%
Operating Expense/Income	(231.988)	(401.956)	—	(633.944)	(172.336)	(271.688)	17.159	(426.865)
Selling Expenses	(103.087)	(169.175)	—	(272.262)	(75.132)	(119.911)	—	(195.042)
General and Administrative Expenses	(118.191)	(232.830)	—	(351.021)	(81.301)	(150.987)	—	(232.288)
Other Operating Income (Expenses)	(10.710)	170	—	(10.540)	(15.903)	(5.613)	17.159	(4.357)
Equity Equivalence	—	(121)	—	(121)	—	4.822	—	4.822

EBIT	2.055.375	248.836	—	2.304.211	1.085.895	173.951	17.159	1.277.005
Depreciation, Amortization & Depletion	537.337	222.534	—	759.871	503.808	194.535	—	698.343
EBITDA	2.592.712	471.491	—	3.064.203	1.589.703	363.664	17.159	1.970.526
EBITDA Margin (%)	61,3%	23,9%		49,4%	50,4%	22,3%	0,0%	41,2%
Adjusted EBITDA[1]	2.605.088	495.925	—	3.101.013	1.608.264	378.492	17.159	2.003.915
Adjusted EBITDA Margin[1]	61,6%	25,2%		50,0%	51,0%	23,2%	0,0%	41,9%
Net Financial Result	—	—	(4.126.982)	(4.126.982)	—	—	(552.743)	(552.743)
Earnings Before Taxes	2.055.375	248.836	(4.126.982)	(1.822.771)	1.085.895	173.951	(535.584)	724.262
Income and Social Contribution Taxes	—	—	786.927	786.927	—	—	(75.571)	(75.571)

Net Income (Loss)	2.055.375	248.836	(3.340.055)	(1.035.844)	1.085.895	173.951	(611.155)	648.691
Net Margin	48,6%	12,6%		-16,7%	34,4%	10,7%	0,0%	13,6%

1	Excluding non-recurring items.

2Q18 EARNINGS RELEASE

Corporate Information

Suzano Pulp and Paper, which reported net revenue of R$10.5 billion in 2017, is one of the largest vertically integrated producers of paper and eucalyptus pulp in Latin America, with annual production capacity of 3.6 million tons of market pulp and 1.2 million tons of paper. Suzano Pulp and Paper offers a broad range of pulp and paper products for the domestic and export markets: (i) eucalyptus pulp; (ii) hardwood fluff pulp; (iii) uncoated printing and writing paper; (iv) coated printing and writing paper; (v) paperboard; and (vi) tissue paper.

Forward-looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed not to materialize or to differ substantially from the expected results. These risks include changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, and changes in emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.